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                                                                   EXHIBIT 99.1

[LOGO]                                                                    [LOGO]

MAGNA INTERNATIONAL INC.                                    DONNELLY CORPORATION
337 Magna Drive                                             49 West Third Street
Aurora, Ontario L4G 7K1                                  Holland, Michigan 49423
Tel: (905) 726-2462                                          Tel: (616) 786-7000
Fax: (905) 726-7164                                          Fax: (616) 786-6034



                               JOINT PRESS RELEASE

         MAGNA ACQUISITION OF DONNELLY CLEARS EUROPEAN ANTITRUST REVIEW


SEPTEMBER 17, 2002--AURORA, ONTARIO, CANADA and HOLLAND, MICHIGAN . . . . . .
MAGNA INTERNATIONAL INC. (NYSE: MGA; TSE: MG.A; MG.B) and DONNELLY CORPORATION (NYSE: DON) announced today that the European Commission has cleared Magna's previously announced acquisition of Donnelly Corporation within the initial review period under applicable EU merger regulations. The acquisition remains subject to shareholder approval and the satisfaction or waiver of a number of customary closing conditions. The transaction is currently expected to close on October 1, 2002.

Magna, one of the most diversified automotive suppliers in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include: interior products, including complete seats, instrument and door panel systems and sound insulation, and closure systems through Intier Automotive Inc.; stamped, hydroformed and welded metal parts and assemblies through Cosma International; exterior and interior mirror systems through Magna Mirror Systems; a variety of plastic parts and exterior decorative systems including body panels and fascias through Decoma International Inc.; various engine, transmission, fueling and cooling components through Tesma International Inc.; and a variety of drivetrain components and complete vehicle engineering and assembly through Magna Steyr. Magna's non-automotive activities are conducted through Magna Entertainment Corp.

Magna has approximately 65,000 employees in 174 manufacturing operations and 43 product development and engineering centers in 19 countries. More information on Magna is available on Magna's website at http://www.magna.com.

Donnelly is a technology-driven, customer-focused automotive supplier that has been based in Holland, Michigan, since 1905. Through its various product lines, Donnelly serves every major automotive manufacturer in the world. The company has more than 6,000 employees in 14 countries worldwide. Donnelly has been named by the Society of Automotive Engineers as a model company in lean manufacturing practices and has been recognized by Automotive Industries magazine as one of the "Best of the Best" suppliers of mirrors and lighting systems. In addition, Donnelly is nationally recognized as a leader in the application of participative management principles and systems. More information on Donnelly is available on Donnelly's website at http://www.donnelly.com.

For further information: please contact Louis Tonelli at Magna at (905) 726-7035 or Charles Pear at Donnelly at (616) 786-5712.

INVESTORS ARE URGED TO READ MAGNA'S AND DONNELLY'S PROSPECTUS/PROXY STATEMENT RELATING TO THE TRANSACTION THAT IS CONTAINED IN THE REGISTRATION STATEMENT ON FORM F-4 (NO. 333-96719) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, BECAUSE IT CONTAINS IMPORTANT INFORMATION. THE PROSPECTUS/PROXY STATEMENT WAS MAILED TO DONNELLY'S SHAREHOLDERS OF RECORD AS OF AUGUST 16, 2002; IN ADDITION, INVESTORS CAN GET THE DOCUMENT FOR FREE AT THE COMMISSION'S WEBSITE, http://www.sec.gov, AND FOR FREE FROM MAGNA AND DONNELLY.